EXHIBIT 1



                       PRESS RELEASE OF FEBRUARY 22, 2005


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THE
JEAN COUTU
GROUP (PJC)INC.


PRESS RELEASE                            TRADES UNDER THE SYMBOL (TSX): PJC.SV.A



             THE JEAN COUTU GROUP INVESTS IN ITS CANADIAN OPERATIONS


LONGUEUIL, FEBRUARY 22, 2005 - The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group" or "the Company") reports on recent investments in its Canadian operations. The Company completed the expansion of its Information Technology Center ("Rx Center") in Longueuil, Quebec and announces that it has undertaken construction of a new distribution centre in Hawkesbury, Ontario.

The Company's Rx Center, built in early 2003, was recently doubled in size from 30,000 to 60,000 square feet representing a total investment of $6 million. This investment supports the expansion of The Jean Coutu Group's North American network and full time employment at this facility will increase by more than 130 people to over 265 people.

The Company's Hawkesbury distribution centre will be 250,000 square feet in size and is expected to come on stream by September 2005. An investment of $18 million is dedicated to this project where 30 people will be employed initially. The existing Longueuil distribution centre's capacity has expanded to its limit and there is not enough room to support continued growth of the Canadian network. Initially, the new facility will manage the Company's Canadian distribution of cosmetics and imported goods. The new distribution centre will foster sales growth and serve as a base for expansion of the network in Canada.

"Information technology and distribution of goods are core functions at The Jean Coutu Group," said Francois J. Coutu, President and Chief Executive Officer. "The expansion of our Rx Center allows us to implement our industry leading information technology solution throughout our North American network. On the other hand, our ability to effectively handle and distribute products on two sites going forward will allow us to enhance logistics as a source of competitive advantage."

ABOUT THE JEAN COUTU GROUP
The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,225 corporate and affiliated drugstores (under the banners of Eckerd, Brooks, PJC Jean Coutu, PJC Clinique and PJC Sante Beaute) employ more than 60,000 people.

The Jean Coutu Group's United States operations employ over 46,000 persons and comprise 1,904 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and the drugstores affiliated to its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.


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SOURCE:                    Andre Belzile
                           Senior Vice-President Finance and Corporate Affairs The Jean Coutu Group (PJC) Inc.
                           (450) 646-9760

INFORMATION:               Michael Murray
                           Director, Investor Relations
                           The Jean Coutu Group (PJC) Inc.
                           (450) 646-9760

                           Helene Bisson
                           Media and Public Relations
                           (514) 842-8860, ext. 343